SO
3-9-04

VF 3-4-04

[redacted] STATES
CHANGE COMMISSION
n, D.C. 20549

04003538

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 188 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UBOC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles, (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Milan Konkol, VP 213-236-7884
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street, Suite 3100 (Address) San Francisco (City) CA (State) 94105-2230 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ken Lepore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UBOC Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

JACQUELYN SMITH
Commission # 1310782
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2005

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control)

UBOC INVESTMENT SERVICES, INC.
(SEC ID. NO. 8-30706)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

****

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UBOC Investment Services, Inc.:

We have audited the accompanying statement of financial condition of UBOC Investment Services, Inc. (a California corporation and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UBOC Investment Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UBOC Investment Services, Inc. as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation For Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 20, 2004

Deloitte
Touche
Tohmatsu

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$55,394,669
Cash segregated under Federal regulations	57,500
Receivables	1,276,500
Due from clearing broker	229,005
Due from Parent and Affiliates	456,789
Other assets	158,487
TOTAL	$57,572,950

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES - Accounts payable and accrued expenses	$ 1,391,276
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized, 100,000 shares; issued and outstanding, 25,000 shares	25,000
Paid-in capital	797,948
Retained earnings	55,358,726
Total stockholder's equity	56,181,674
TOTAL	$57,572,950

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commission income	$33,130,560
Interest income	624,483
Other revenues	354,011
Total revenues	34,109,054
EXPENSES:	
Salaries and employee benefits	14,457,405
Management fees	6,092,549
Clearing expenses	2,340,520
Occupancy and equipment	1,022,468
Communications	289,235
Analytical and information services	140,772
Regulatory fees	119,692
Professional services	99,067
Other	675,389
Total expenses	25,237,097
INCOME BEFORE INCOME TAXES	8,871,957
INCOME TAX EXPENSE	3,402,585
NET INCOME	$ 5,469,372

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,469,372
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Cash segregated under Federal regulations	(32,500)
Receivables	266,369
Due from clearing broker	(124,008)
Due from Parent and Affiliates	1,126,760
Other assets	(89,836)
Accounts payable and accrued expenses	213,635
Total adjustments	1,360,420
Net cash provided by operating activities	6,829,792
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	69,475
INCREASE IN CASH AND CASH EQUIVALENTS	6,899,267
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	48,495,402
CASH AND CASH EQUIVALENTS, END OF YEAR	$55,394,669
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION -	
Cash paid during the year for income taxes	$ 2,353,956

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Number of Shares	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2003	25,000	$ 25,000	$ 728,473	$ 49,889,354	$ 50,642,827
Net income	-	-	-	5,469,372	5,469,372
Capital contribution from Parent	-	-	69,475	-	69,475
BALANCE, DECEMBER 31, 2003	25,000	$ 25,000	$ 797,948	$ 55,358,726	$ 56,181,674

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UBOC Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a California corporation that is a wholly-owned subsidiary of Union Bank of California, N.A. (the "Parent"), a wholly-owned subsidiary of UnionBanCal Corporation (the "Holding Company"). The Holding Company and its subsidiaries, excluding the Parent, are collectively referred to as the Company's "Affiliates". The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company provides its services in three core product areas: annuities, mutual funds, and fixed income products. These services are delivered through a sales program consisting primarily of dedicated investment specialists. Commission income, which includes sales commission and 12(b)-1 fee income, from the Company's core products, comprises more than 90 percent of its revenue.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that have original maturities of 90 days or less.

Income Taxes - The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent and its affiliates. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2003 operations under tax laws.

Recognition of Commission Revenue and Expense - Revenues are recorded when earned and expenses are recorded when incurred. Commission revenues and expenses are recorded on a trade-date basis.

Comprehensive Income - Statement of Financial Accounting Standard ("SFAS") No. 130, *Reporting Comprehensive Income,* requires that an enterprise report, by major components and as a single total, the change in net assets during the period from nonowner sources. For the year ended December 31, 2003, comprehensive income was equal to the Company's net income.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. In addition, at December 31, 2003, the Company held $32,500 in cash related to settlement of previous mutual fund breakpoint discounts due to customers. Accordingly, the Company is subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2003, $57,500 was segregated under these requirements, which was $23,225 in excess of its required reserve of $34,275.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

Income tax expense:	
Federal	$2,957,803
State	444,782
Total income tax expense	$3,402,585

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a receivable from the Parent of $417,389 at December 31, 2003.

5. RELATED-PARTY TRANSACTIONS

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2003, income related to these commissions and 12(b)-1 fees amounted to $12,820,535.

The Company performs various brokerage services for the Parent and affiliates. For the year ended December 31, 2003, income related to these brokerage services amounted to $4,323,999 which is recorded within commission income.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Expenses for the year ended December 31, 2003 were $14,457,405 for employee salaries and benefits and $1,022,468 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets

are invested in U.S. government securities, corporate bonds and foreign and domestic securities. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Parent contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing, and postretirement benefits expenses aggregated $479,856 in 2003, which is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services, for the year ended December 31, 2003, were $6,092,549.

At December 31, 2003, the Company had cash of $492,169 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $54,960,000 were also held in custody by the Parent.

On July 1, 2003, the Parent completed its acquisition of Monterey Bay Bank (the "Acquiree"), a savings and loan association headquartered in Watsonville, California. In conjunction with the acquisition, Portola Investment Company, a wholly-owned subsidiary of the Acquiree, was merged into the Company and dissolved, with the Company as the surviving entity. This resulted in a capital contribution from the Parent to the Company of $69,475 that related to the capital of Portola Investment Company prior to the merger.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $54,575,698 which was $54,325,698 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NFS Clearing Agreement - The Company participates in a clearing agreement with NFS, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS and is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold, and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent.

Portfolio Connection - Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

8. CONTINGENCIES

The Company is a party to legal actions which arise from time to time as part of its normal course of business. The Company believes, after consultation with legal counsel, that it has meritorious defenses in these actions, and the liability, if any, will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

UBOC INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL -	
Total stockholder's equity from statement of financial condition	$56,181,674
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets included in the following statement of financial condition captions:	
Receivables	1,030,100
Due from Parent and Affiliates	417,389
Other assets	158,487
Total	1,605,976
NET CAPITAL	54,575,698
MINIMUM NET CAPITAL REQUIRED (Greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000
EXCESS NET CAPITAL	$54,325,698
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION (Total Liabilities at December 31, 2003)	$ 1,391,276
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (Maximum of 15.0 to 1.0)	0.03 to 1

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2003, computed by UBOC Investment Services, Inc. in its unaudited Form X-17A-5, Part II as filed, does not differ materially from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UBOC INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 143
Breakpoint discount on mutual funds due to customers	32,500
Total	32,643
DEBIT BALANCES	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$32,643
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$34,275
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT AT DECEMBER 31, 2003	$ 57,500

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2003, computed by UBOC Investment Services, Inc. in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UBOC INVESTMENT SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003 for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3):

A. Market value	None
B. Number of items	None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A. Market value	None
B. Number of items	None

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 20, 2004

UBOC Investment Services, Inc.
445 South Figueroa Street
Los Angeles, California 90071

To the Board of Directors and Stockholder of
UBOC Investment Services, Inc.:

In planning and performing our audit of the financial statements of UBOC Investment Services, Inc. (a California corporation and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP